UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

65 Queen Street West, Suite 900
Toronto, Ontario M5H 2M5, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Appointment of Executive Officers

The Board of Directors (the “Board”) of Flora Growth Corp., an Ontario corporation (the “Company”), has appointed Jason Warnock as Chief Revenue Officer (“CRO”) of the Company, effective June 9, 2021, and Lee Leiderman as Chief Financial Officer (“CFO”) of the Company, effective June 10, 2021. Mr. Leiderman succeeds Deborah Battiston following her retirement from her role as CFO. Messrs. Warnock and Leiderman will each serve in their roles until the termination of their respective independent contractor agreements, pursuant to the terms contained therein.
Mr. Warnock is a global sales leader and executive, bringing more than 20 years of experience driving revenue growth and go-to-market strategy for Fortune 500 brands. Mr. Warnock has spent the last 14 years in the cannabis, competitive advertising, communications, and emerging technology fields where his work focused on building companies and brands from the ground up, working on strategic mergers and acquisitions, and creating sustainable, resonant financing and marketing campaigns. Mr. Warnock has served as President of ThinkMODE Consulting Group since January 2016, and has served as Managing Director of Rivet Advisory Group Inc. since January 2021. From March 2017 to January 2020, Mr. Warnock served as CEO of Theracann International Benchmark Corporation.
Mr. Leiderman started his career at PricewaterhouseCoopers and held several corporate positions within Philip Morris International, Caterpillar and RR Donnelley, gaining financial management experience for U.S.-listed public companies.  From April 2016 to May 2019, Mr. Leiderman served as the Chief Accounting Officer at OSI Group, and from May 2020 to present, he served as the CFO of Nurture Life Inc. He has over 25 years of experience with respect to public and private companies, mergers and acquisitions, transfer pricing, and investment analysis. Mr. Leiderman also has broad experience with fast-paced growth companies and infrastructure creation, having managed the financial teams for many successful international and domestic companies. Mr. Leiderman is a CPA with a Bachelor of Arts degree in Accounting and International Business from Susquehanna University.
There are no family relationships between either Mr. Warnock or Mr. Leiderman and any director or officer of the Company.
Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which either Mr. Warnock or Mr. Leiderman had or will have a direct or indirect material interest that would require disclosure pursuant to Item 404(a) of Regulation S-K promulgated by the SEC. Each of Messrs. Warnock and Leiderman will be compensated pursuant to the terms of their respective independent contractor agreements with the Company.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

Date: June 10, 2021

3